EXHIBIT 99.2
     FOR IMMEDIATE RELEASE
Results for the quarter ended June 30, 2005 under Consolidated Indian GAAP
Wipro records 28% growth in Revenue
Dollar Revenue in Global IT business grows 6.4% sequentially
Bangalore, July 22, 2005 —Wipro Limited today announced its audited results approved by the Board of Directors for the quarter ended June 30, 2005.
Highlights
Results for the Quarter ended June 30, 2005
•	Global IT Services & Products Revenue was Rs. 17.3 billion (Rs. 1,732 Crores), an increase of 29% year on year (YoY) contributed by volume growth and improvement in price realization

•	Wipro Limited Revenue increased by 28% YoY to Rs. 22.6 billion (Rs. 2,262 Crores); Profit After Tax (PAT) grew by 20% YoY to Rs. 4.3 billion (Rs. 428 Crores)

•	Global IT Services & Products Profit before Interest and Tax (PBIT) was Rs. 4.2 billion (Rs. 416 Crores)

•	Global IT Services & Products added 29 new clients in the quarter.

•	Wipro’s India, Middle East and Asia Pac Business Unit records 61% growth in PBIT YoY; Revenue grew by 25%
Outlook for the Quarter ending September 30, 2005
Azim Premji, Chairman of Wipro commenting on the results said “The strength of our business model and our ability to execute well was once again evident in the robust results of all our businesses. Our Global IT business continued to sustain momentum. IT Services component of the business witnessed strong volume growth & improved price realizations during the quarter. Our unique strengths in the Technology and Enterprise domains coupled with leadership in differentiated services, puts us in a strong position to lead industry growth. Looking ahead, for the quarter ending September 2005, we expect our Revenue from our Global IT services business to be approximately $422 million.”
Suresh Senapaty, Chief Financial Officer, said “Our Revenues in Global IT business for the quarter were $398.5 million, ahead of our guidance of $395 million. We saw double digit sequential growth in our Finance Solutions business. Our differentiated Services — Testing and Technology Infrastructure Services — continued to grow ahead of our overall growth rates, while our Enterprise Application Services bounced back with robust sequential growth. In terms of geographies, Europe continues to lead the growth. Operationally, we improved price realization & Offshore mix. Operating Margins were impacted by increased visa costs, currency appreciation and higher investments in Sales & Marketing.
Wipro Limited
Revenues for the quarter ended June 30, 2005, were Rs. 22.6 billion, representing a 28% increase YoY. Profit after Tax for the quarter was Rs. 4.3 billion, an increase of 20% YoY.
Global IT Services & Products
Global IT Services reported Revenues of Rs. 17.3 billion for the quarter ended June 30, 2005, representing an increase of 29% YoY and PBIT of Rs. 4.2 billion, an increase of 15% YoY. Operating Income to Revenue for the quarterwas 24.0%. R&D Services contributed 32% of the Revenue of Global IT Services Enterprise Business contributed 57% of Revenues with the balance 11% being contributed by Business Process Outsourcing (BPO) services.

We had 41,911 employees as of June 30, 2005, which includes 28,281 employees in IT Services business and 13,630 employees in BPO business. This includes a net addition of 2,097 employees in IT Services.
During the quarter, we added 29 new clients. We continued to build on our strengths in Asia with 8 new clients, and further increased our presence in Europe with 5 new clients. Northern Gas Networks (NGN), one of the new independent gas network companies in the UK, has selected Wipro Technologies to implement a complete replacement of its Work and Asset Management systems. Over the next year, Wipro will implement a complete new suite of systems to manage the assets of the gas network in the North of England and to support the staff who operate and maintain the network. The total value of the contract is about £25m.
The Enterprise Applications group showed robust sequential growth adding engagements across verticals. Combining the Telecom Solutions & Embedded & Product Engineering groups, Wipro has what is believed to be the world’s largest independent Engineering Services group with over 10,000 engineers. This quarter saw a steady quarter-on-quarter growth of about 5% in this extended engineering space with Wipro setting up Offshore Development Centers with a leading semiconductor equipment manufacturing company & a leading software products company. New clients were also added for specialized offerings such as testing and enterprise securities.
Global IT Services & Products accounted for 77% of the Revenue and 90% of the PBIT for the quarter ended June 30 2005.
Wipro Infotech — Our India, Middle East & Asia Pacific IT Services & Products business
For the quarter ended June 30, 2005, Wipro Infotech recorded Revenues of Rs.3.38 billion representing a growth of 25% YoY. PBIT at Rs.218 Million grew by 61% YoY. Services business contributed to 42% of total Revenue during the quarter. Services Revenues grew by 52% compared to corresponding period previous year, fuelled by growth in Software Solutions, System Integration, Consulting & Infrastructure Management Services. Products Revenues grew by 11% contributed by growth in Enterprise business. The APAC and ME Revenues grew by 50% YoY.
Wipro Infotech accounted for 15% of Revenue and5% of the PBIT for the quarter ended June 30,2005.
During the quarter we won 21 Infrastructure Management Services contracts, 17 Systems Integration Contracts, 8 Software projects and 28 consulting contracts across India, APAC& Middle East.
Wipro Infotech was adjudged No.1 Network Integrator in India by Voice & Data for the year 2004-05.
Wipro Consumer Care & Lighting
Wipro Consumer Care & Lighting business recorded Revenue of Rs. 1.36 billion with PBIT of Rs.187 million for the quarter ended June 30, 2005, a YoY increase of 30% & 22% respectively. PBIT to Revenue was 14% for the quarter.
Wipro Limited
For the quarter ended June 30, 2005, the Return on Capital Employed in Global IT Services was 57%, Wipro Infotech was 53% and Consumer Care and Lighting was 91%. At the Company level, the Return on Capital Employed was 33%, lower due to inclusion of cash and cash equivalents of Rs. 31.6 billion in Capital Employed (54% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the quarter ended June 30, 2005, was Rs. 4.27 billion, an increase of 31% YoY. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, amortization of intangible assets & accounting for forward contracts.
Global IT Services & Products segment Revenues were Rs. 17.3 billion for the quarter ended June 30, 2005, under US GAAP. The difference of Rs. 30 million is primarily attributable to difference in accounting treatment for foreign exchange contracts under Indian GAAP & US GAAP.

Quarterly Conference call
Wipro will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM US Eastern Time) & at 6:45 PM Indian Standard Time (9:15 AM US Eastern Time) to discuss the company’s performance for the quarter & answer questions sent to email ID: lakshminarayana.lan@wipro.com An audio recording of the management discussions and the question & answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.
About Wipro Limited
We are the first PC MM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.
Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange, among others. For more information, please visit our websites at www.wipro.com and www.wipro.co.in
US GAAP financials on website
Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for M edia & Press

K R Lakshminarayana	Sandhya Ranjit
Corporate Treasurer	Manager-Corporate Communications
Phone: +91-80-2844-0079	+91 -80-2844-0056
Fax: +91-80-2844-0051	+91 -80-2844-0350

lakshminarayana.lan@wipro.com	sandhya.ranjit@wipro.com
Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.qov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER ENDED 30 JUNE 2005
Rs. in Million

Particulars	Quarter Ended 30 June			Year Ended
	2005	2004	Growth %	31 March 2005

Revenues (1)
Global IT Services and Products	17,318	13,436	29%	60,753
India & AsiaPac IT Services and Products	3,382	2,697	25%	13,964
Consumer Care and Lighting	1,364	1,047	30%	4,723
Others	555	510		2,258

TOTAL	22,619	17,690	28%	81,698

Profit before Interest and Tax — PBIT (2)
Global IT Services and Products	4,158	3,622	15%	16,041
India & AsiaPac IT Services and Products	218	135	61%	1,042
Consumer Care and Lighting	187	153	22%	672
Others	76	8		397

TOTAL	4,639	3,918	18%	18,152

Interest (Net) and Other Income	214	254		796

Profit Before Tax	4,853	4,172	16%	18,948

Income Tax expense including Fringe Benefit Tax	(628)	(611)		(2,750)

Profit before Share in earnings / (losses) of Affiliates and minority interest	4,225	3,561	19%	16,198
Share in earnings of affiliates	56	30		175
Minority interest	(1)	(22)		(88)

PROFIT AFTER TAX	4,280	3,569	20%	16,285

Operating Margin
Global IT Services and Products	24%	27%		26%
India & AsiaPac IT Services and Products	6%	5%		7%
Consumer Care and Lighting	14%	15%		14%

TOTAL	21%	22%		22%

CAPITAL EMPLOYED (3)
Global IT Services and Products	28,814	21,922		29,888
India & AsiaPac IT Services and Products	1,903	2,339		1,370
Consumer Care and Lighting	719	774		917
Others	27,145	16,742		21,538

TOTAL	58,581	41,777		53,713

CAPITAL EMPLOYED COMPOSITION
Global IT Services and Products	49%	52%		56%
India & AsiaPac IT Services and Products	3%	6%		3%
Consumer Care and Lighting	1%	2%		2%
Others	47%	40%		39%

TOTAL	100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
Global IT Services and Products	57%	66%		62%
India & AsiaPac IT Services and Products	53%	25%		63%
Consumer Care and Lighting	91%	89%		89%

TOTAL	33%	39%		39%

(1)	Segment revenue includes exchange differences which are reported in other income in the financial statements

(2)	PBIT for the quarter ended June 30, 2005 is after considering restricted stock unit amortisation of Rs. 173 Mn. PBIT of Global IT Services and Products for the quarter ended June 30, 2005 is after considering restricted stock unit amortisation of Rs. 145 Mn.

(3)	This includes cash and cash equivalents of Rs. 31,573 Mn (quarter ended June 30, 2004: Rs. 16,275 Mn & year ended March 31, 2005: Rs. 28,497 Mn).

Notes to segment report:
1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

2.	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:
(Rs. in Million)

	Quarter ended 30 June				Year ended
Geography	2005	%	2004	%	31 March 2005%

India	5,192	23%	4,012	22%	19,513	24%
USA	11,445	51%	9,295	53%	41,935	51%
Europe	5,102	23%	3,465	20%	16,602	21%
Rest of the World	880	3%	918	5%	3,648	4%

Total	22,619	100%	17,690	100%	81,698	100%

3.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4.	As of June 30, 2005, forward contracts to the extent of USD 248 Mn have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium / discount for the period upto the date of balance sheet is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account
The Company has designated forward contracts to hedge highly probable forecasted transactions. The gain or loss on these forward contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain / loss on roll over / cancellation / expiry of such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is accumulated and shown under Loans and Advances / Current liabilities. However, premium / discount are recognized in the profit and loss account upon settlement / intermediary roll over / cancellation.
The Company has also entered into option / forward contracts which are not designated as hedge of highly probable forecasted transactions. Gain or loss on such contracts is recognized in the profit and loss account of the respective periods. The outstanding contracts as at the balance sheet date are marked to market, the impact of which is taken to profit and loss account.
As at the balance sheet date, the Company had forward contracts to sell USD 305 Mn in respect of highly probable forecasted transactions. The effect of marked to market and of intermediary roll over / expiry of the said forward contracts is a gain of Rs. 277 Mn. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

5.	In July 2005, the members of the Company have approved a bonus issue in the ratio of one additional equity share for every equity share or ADS held. This would be effective from August 2005.

6.	The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The company has been advised by external counsel that the straight line amortization complies with SEBI guidelines.
However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for the three months ended June 30, 2005 would have been lower by Rs. 213 Mn and Rs. 197 Mn respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs. 443 Mn and Rs. 409 Mn respectively. This would effectively increase the profit before and after tax in later years by similar amounts.
The Company is in the process of seeking further clarification on the matter.
7. a)	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by The Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

b)	The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”

c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.